

INDEPENDENCE®
CONTRACT DRILLING

Cleansing Materials

December 2, 2024



TADC MEMBER

Preliminary Matters

For purpose of this presentation, the term's "Chapter 11 Cases", "Bankruptcy Court", "Restructuring", "Plan of Reorganization" (or "Plan"), 'Effective Date", and other capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Company's Form 8-K to which these Cleansing Materials are an exhibit.

Various statements contained in these Cleaning Materials, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and the Company's future revenues, expenses, income, financial liquidity and covenant compliance, and capital spending. The Company's forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "potential," "plan," "goal," "will" or other words that convey the uncertainty of future events or outcomes. The Company has based these forward-looking statements on the Company's current expectations and assumptions about future events. While the Company's management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company' control. These and other important factors may cause the Company' actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, and other unknown factors could impact the Company' restructuring plans or cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. There can be no assurance that the Restructuring described in these Cleansing Materials will be consummated. The Company consider all statements regarding anticipated or future matters, including the following, to be forward-looking statements:

- The Company's Chapter 11 Cases, including the Company's ability to obtain confirmation or an alternative restructuring transaction;

- The Company's ability to obtain the approval of the Bankruptcy Court with respect to motions or other requests made to the Bankruptcy Court, including maintaining strategic control as debtor in possession;

- The effects of these Chapter 11 Cases on the Company and on the interests of the various constituents, including holders of the Company' common stock and indebtedness;

- The length of time that the Company will operate under Chapter 11 protection and the continued availability of capital during the pendency of the proceedings;

- Any future effects as a result of the pendency of or emergence from the Chapter 11 Cases or ability to emerge from Chapter 11;

- The adequacy and availability of capital resources, credit, and liquidity, including, but not limited to, debt refinancing or extensions, exchanges or repurchases of debt, issuances of debt or equity securities, access to additional borrowing capacity and the Company' ability to generate sufficient cash flow from operations to fund the Company' capital expenditures and meeting working capital needs;

- A decline in or substantial volatility of crude oil and natural gas commodity prices;

- A decrease in domestic spending by the oil and natural gas exploration and production industry;

- Fluctuation of the Company' operating results and volatility of the Company' industry;

- Inability to maintain or increase pricing of the Company' contract drilling services, or early termination of any term contract for which early termination compensation is not paid;

- The Company' backlog of term contracts declining rapidly;

- The loss of any of the Company' customers, customer consolidations, financial distress or management changes of potential customers or failure to obtain contract renewals and additional customer contracts for the Company' drilling services;

Preliminary Matters

- Overcapacity and competition in the Company' industry

- An increase in interest rates and deterioration in the credit markets;

- Unanticipated costs, delays and other difficulties in executing the Company' long-term growth strategy;

- The loss of key management personnel;

- New technology that may cause the Company' drilling methods or equipment to become less competitive;

- Labor costs or shortages of skilled workers;

- The loss of or interruption in operations of one or more key vendors;

- The effect of operating hazards and severe weather on the Company' rigs, facilities, business, operations and financial results, and limitations on the Company' insurance coverage;

- Increased regulation of drilling in unconventional formations;

- Risks related to the ongoing conflict between Russia and Ukraine and conflict in Gaza, including the effects of related sanctions and supply chain disruptions or general effects on the global economy;

- Risks associated with a global pandemic that would cause a reduction in economic activity or reduction in oil and natural gas demand or prices;

- The incurrence of significant costs and liabilities in the future resulting from the Company' failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment; and

- The potential failure by us to establish and maintain effective internal control over financial reporting and cybersecurity risks.

The Financial Projections included in these Cleansing Materials are based on assumptions developed by management with respect to the future performance of the Company's operations. Although management prepared the Financial Projections in good faith and believes the assumptions to be reasonable, there can be no assurances that such assumptions will be realized. As described in detail in the Disclosure Statement, a variety of risk factors could affect the Company's financial results and must be considered. Accordingly, the Financial Projections should be reviewed in conjunction with a review of the risk factors set forth in these Cleansing Materials as well as in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and its Quarterly Reports on Form 10Q for three months ended March 31, 2024, June 30, 2024 and September 30, 2024, and the assumptions described herein, including all relevant qualifications and footnotes.

The Financial Projections were not prepared with a view toward compliance with published guidelines of the United States Securities and Exchange Commission or guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. An independent auditor has not examined, compiled, or performed any procedures with respect to the prospective financial information contained in this Exhibit and, accordingly, it does not express an opinion or any other form of assurance on such information or its attainability. The Company's independent auditor had no involvement in the preparation of the prospective financial information and thus assumes no responsibility for, and denies any association with, the prospective financial information.

Principal Assumptions for the Financial Projections

The future financial performance of the Company is contingent on various factors, many of which are beyond the control or knowledge of the Company, and consequently, are inherently difficult to predict. The Company's actual future results may differ materially from the Financial Projections. In addition, the assumptions underlying the Financial Projections do not take into account the uncertainty and disruption of the business that may accompany a restructuring pursuant to the Bankruptcy Code.

Preliminary Matters

General Assumptions and Methodology

The Company's Financial Projections, which are presented on a consolidated basis, were developed by forecasting the performance and demand of the Company's contract drilling operations. The Company's business depends on demand for land-drilling rigs in its target markets which is heavily dependent upon the level of exploration and production activity by oil and natural gas companies operating in the United States, and in particular, the regions where they actively market contract drilling services. The oil and natural gas exploration and production industry is historically cyclical and characterized by significant changes in the levels of exploration and development activities. Oil and natural gas prices and market expectations of potential changes in those prices significantly affect the levels of those activities. Worldwide political, regulatory, economic, and military events, as well as natural disasters have contributed to oil and natural gas price volatility historically and are likely to continue to do so in the future. Any prolonged reduction in the overall level of exploration and development activities in the United States and the regions where they market contract drilling services, whether resulting from changes in oil and natural gas prices or otherwise, could materially and adversely affect the business.

Management projects annual revenue by assessing the demand of its contract drilling services and opportunities with key customers. These Financial Projections reflect receipt of the full quantum of the proposed DIP Facility and assume an eight-week Chapter 11 process. The Financial Projections consist of the following unaudited, pro-forma financial statements: (i) projected consolidated income statement; (ii) projected consolidated balance sheet; (iii) projected cash flows and (iv) a 13-week projected cash flow forecast.

Select Projected Consolidated Income Statement Assumptions

Revenue: The Company earns contract drilling revenues pursuant to drilling contracts entered into with its customers. The Company performs contract drilling services on a "daywork" basis, under which they charge a specified rate per day, or "dayrate." The day rate associated with each contract is a negotiated price determined by the capabilities of the rig, location, depth and complexity of the wells to be drilled, operating conditions, duration of the contract and market conditions. The term of land drilling contracts may be for a defined number of wells or for a fixed time period. Revenues have been projected based on assumed utilization of the Company's rig fleet and estimated day rates plus other ancillary revenues such as mobilization fees and reimbursement of supplies, equipment, and services.

Operating Cost: operating costs include all expenses associated with operating and maintaining the Company's drilling rigs. Operating costs include all "rig level" expenses such as labor and related payroll costs, repair and maintenance expenses, supplies, workers' compensation and other insurance, ad valorem taxes and equipment rental costs. Also included in operating costs are certain costs that are not incurred at the "rig level." These costs include expenses directly associated with operations management team as well as the Company's safety and maintenance personnel who are not directly assigned to rigs but are responsible for the oversight and support of operations and safety and maintenance programs across the fleet. Operating costs also include the costs to operate operating facilities that support the Company's contract drilling operations. ad-valorem taxes paid on the Company's operating assets as well as spare crew personnel. Projected cost is based on operating cost per day in relation to assumed rig utilization and operating days.

Selling, General and Administrative: General and administrative expenses consist primarily of employee-related costs for sales and marketing personnel, finance, legal, human resources, and administrative personnel, as well as professional fees for external legal services, accounting and other related consulting services. They also include costs associated with the Company's corporate office.

Restructuring Expenses: Cost related to the Chapter 11 proceedings, primarily restructuring professional fees, and subject to material changes based on the developments of the Chapter 11 case.

Provision for Income Tax: while the Company may incur tax liabilities in the future, the financial projections do not contemplate income tax expense, the application of NOLs, or tax implications of the restructuring.

Preliminary Matters

Select Projected Consolidated Cash Flow Statement and Balance Sheet Assumptions

Working Capital: The projection of current assets and liabilities reflects management's estimates on the current and forecasted status of the business. Accounts receivable is based on estimated days sales outstanding, accounts payable is based on estimated days payable outstanding.

Capital Expenditures: Management projects the amount of capital expenditures required for safety, maintenance and growth activities to remain competitive in the industry and attractive to customers.

Property and Equipment: Pursuant to ASC 852, property and equipment on the opening balance sheet (post emergence) is stated at an estimated value based on the estimated value of the Company. As the value of the reorganized entity will not be determined until the Effective Date, it is likely the actual value of property and equipment may be significantly different than current projections show.

Goodwill and Intangible Assets: Management's forecast does not adjust goodwill as a result of the Chapter 11 Cases. Intangible assets continue to amortize based on the existing amortization schedule. Actual adjustments to reflect fresh-start accounting will result in a different balance and related expense for both goodwill and intangible assets.

Proceeds / (Repayment) on Debt: Management's projection assumes i) all but $7.5 million of prepetition Convertible Notes (and related accrued interest) are equitized as of the Effective Date, ii) prepetition ABL is reinstated upon the Effective Date, iii) $32.5 million DIP financing and remaining $7.5 million of un-equitized Convertible Notes are converted to Term Debt upon the Effective Date. Interest on new Term Debt is charged at a rate per annum equal to 9%, paid monthly.

Equity: Pursuant to ASC 852, retained earnings of the Company is $0. The prepetition convertible notes will be equitized and assigned a value based on the reorganization value determined upon Effective Date. As the value of the reorganized entity is not yet known, it is likely the actual value of equity issued may be significantly different than current projections show.

THE COMPANY DID NOT PREPARE THE FINANCIAL PROJECTIONS WITH A VIEW TOWARDS COMPLYING WITH THE GUIDELINES FOR PROSPECTIVE FINANCIAL STATEMENTS PUBLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS. THE COMPANY'S INDEPENDENT AUDITOR HAS NEITHER CIMPILED NOR EXAMINED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION TO DETERMINE THE REASONABLESS THEREOF AND, ACCORDINGLY, HAS NOT EXPRESSED AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. THE COMPANY DOES NOT, AS A MATTER OF COURSE, PUBLISH FINANCIAL PROJECTIONS OF THEIR ANTICIPATED FINANCIAL POSITION, RESULTS OF OPERATIONS, ORCASH FLOWS. ACCORDINGLY, THE COMPANY DOES NOT INTEND TO, AND DISLCLAIMS ANY OBLIGATION TO: A) FURNISH UPDATED FINANCIAL PROJECTIONS; B) INCLUDE ANY SUCH UPDATED INFORMATION IN ANY DOCUMENTS THAT MAY BE REQUIRED TO BE FILED WITH THE SECURITY AND EXCHANGECOMMISSION; OR C) OTHERWISE MAKE SUCH UPDATED INFORMATION PUBLICLY AVAILABLE.

The Company does not intend to update or otherwise revise the Financial Projections to reflect circumstances that may occur after their preparation, or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error.

Financial Projections: Five-Year Forecast - Income Statement

$'000s

For the Period Ending December 31	Fcst 2025	Fcst 2026	Fcst 2027	Fcst 2028	Fcst 2029
INCOME STATEMENT					
Revenue	$ 157,585	$ 180,111	$ 196,407	$ 199,863	$ 201,862
Operating Cost	108,135	119,933	126,575	127,841	129,120
Gross Margin	$ 49,449	$ 60,178	$ 69,832	$ 72,022	$ 72,742
Gross Margin %	*31%*	*33%*	*36%*	*36%*	*36%*
SG&A	14,913	13,566	13,732	13,899	14,068
EBITDA	$ 34,536	$ 46,612	$ 56,100	$ 58,123	$ 58,674
EBITDA %	*22%*	*26%*	*29%*	*29%*	*29%*
Restructuring Expenses	4,609	-	-	-	-

Financial Projections: Five-Year Forecast - Balance Sheet

$'000s

For the Period Ending December 31	Fcst 2025	Fcst 2026	Fcst 2027	Fcst 2028	Fcst 2029
BALANCE SHEET					
Cash	$ 6,607	$ 7,972	$ 31,083	$ 59,258	$ 87,965
Accounts receivable	28,873	31,236	32,529	32,855	33,183
Other current assets	8,433	8,433	8,433	8,433	8,433
Total current assets	$ 43,913	$ 47,640	$ 72,045	$ 100,546	$ 129,582
PP&E	133,774	156,630	166,345	170,434	172,098
Other long-term assets	1,505	1,097	689	281	0
Total non-current assets	$ 135,279	$ 157,727	$ 167,035	$ 170,715	$ 172,098
Total Assets	$ 179,192	$ 205,368	$ 239,080	$ 271,261	$ 301,679
Accounts payable	6,880	6,920	7,723	7,611	7,751
Other current liabilities	9,789	9,789	9,789	9,789	9,789
Total current liabilities	$ 16,669	$ 16,709	$ 17,512	$ 17,400	$ 17,540
Exit financing	40,000	40,000	40,000	40,000	40,000
Other long-term liabilities	7,516	6,757	6,565	6,565	6,565
Total long-term liabilities	$ 47,516	$ 46,757	$ 46,565	$ 46,565	$ 46,565
Total Liabilities	$ 64,186	$ 63,466	$ 64,077	$ 63,965	$ 64,105
Equity	$ 115,007	$ 141,902	$ 175,003	$ 207,296	$ 237,574
Total Liabilities & Equity	$ 179,192	$ 205,368	$ 239,080	$ 271,261	$ 301,679

Financial Projections: Five-Year Forecast - Cash Flow

$'000s

For the Period Ending December 31	Fcst 2025	Fcst 2026	Fcst 2027	Fcst 2028	Fcst 2029
CASH FLOWS					
EBITDA	$ 34,536	$ 46,612	$ 56,100	$ 58,123	$ 58,674
+/- Change in Working Capital	(6,160)	(2,323)	(491)	(437)	(188)
- Capex	(26,124)	(39,457)	(29,598)	(26,803)	(27,071)
- Interest Expense	(4,841)	(4,960)	(4,960)	(4,960)	(4,960)
+/- Other	1,883	1,492	2,060	2,252	2,252
Net Cash Flow	$ (706)	$ 1,365	$ 23,112	$ 28,175	$ 28,707
Beginning Cash	$ 7,313	$ 6,607	$ 7,972	$ 31,083	$ 59,258
Net Cash Flow	(706)	1,365	23,112	28,175	28,707
Ending Cash	$ 6,607	$ 7,972	$ 31,083	$ 59,258	$ 87,965

13-Week Forecast

$'000s

13-Week # Week Ending:	Pre Fcst 1 Nov-30	Post Fcst 2 Dec-7	Post Fcst 3 Dec-14	Post Fcst 4 Dec-21	Post Fcst 5 Dec-28	Post Fcst 6 Jan-4	Post Fcst 7 Jan-11	Post Fcst 8 Jan-18	Post Fcst 9 Jan-25	Exited Fcst 10 Feb-1	Exited Fcst 11 Feb-8	Exited Fcst 12 Feb-15	Exited Fcst 13 Feb-22	Total 13-Week Period
		Petition								Exit				
Operating Receipts														
Collections	4,647	691	2,266	1,362	2,156	1,998	2,476	3,230	2,333	3,499	1,199	4,082	3,353	33,291
Total Operating Receipts	4,647	691	2,266	1,362	2,156	1,998	2,476	3,230	2,333	3,499	1,199	4,082	3,353	33,291
Operating Disbursements														
Opex/Capex	(4,986)	(3,023)	(2,563)	(2,216)	(2,428)	(2,257)	(1,472)	(2,260)	(1,330)	(1,109)	(1,325)	(1,595)	(1,484)	(28,048)
Taxes	-	-	-	-	-	-	(953)	-	-	-	-	(40)	-	(993)
Payroll	(4,831)	-	(1,074)	(1,165)	(1,359)	(1,090)	(1,288)	(1,376)	(1,438)	(1,157)	(997)	(1,363)	(1,506)	(18,645)
SG&A	(250)	-	-	(27)	(43)	(197)	(111)	(157)	(130)	(337)	(279)	(125)	(114)	(1,771)
Total Operating Disbursements	(10,067)	(3,023)	(3,638)	(3,408)	(3,830)	(3,544)	(3,823)	(3,792)	(2,898)	(2,603)	(2,602)	(3,123)	(3,104)	(49,457)
(1) Operating/Investing Cash Flow	(5,419)	(2,332)	(1,372)	(2,046)	(1,674)	(1,546)	(1,347)	(562)	(566)	895	(1,403)	959	249	(16,165)
Interest	(75)	-	-	(183)	(23)	-	-	-	(281)	-	-	-	(300)	(862)
(2) Financing Activity	(75)	-	-	(183)	(23)	-	-	-	(281)	-	-	-	(300)	(862)
Advisory fees	(3,673)	(1,073)	(998)	(898)	(976)	(1,136)	(623)	(623)	(2,365)	(61)	(61)	(61)	(94)	(12,642)
Financing fees	(1,363)	(575)	-	-	-	-	-	-	-	-	-	-	-	(1,938)
(3) Fees	(5,037)	(1,648)	(998)	(898)	(976)	(1,136)	(623)	(623)	(2,365)	(61)	(61)	(61)	(94)	(14,580)
Net Cash Flows	(10,531)	(3,981)	(2,370)	(3,127)	(2,674)	(2,682)	(1,970)	(1,185)	(3,212)	835	(1,463)	898	(145)	(31,607)
Beginning Balance - Cash - Bank	9,244	6,213	10,482	8,112	4,986	7,312	4,630	7,660	6,475	3,263	4,097	2,634	3,532	9,244
Net Cash Flow	(10,531)	(3,981)	(2,370)	(3,127)	(2,674)	(2,682)	(1,970)	(1,185)	(3,212)	835	(1,463)	898	(145)	(31,607)
Revolver Draws / (Repayment)	-	(14,250)	-	-	-	-	-	-	-	-	-	-	-	(14,250)
Accordion/DIP/Exit Draws / (Repayment)	7,500	22,500	-	-	5,000	-	5,000	-	-	-	-	-	-	40,000
Other Cash Flow														-
Ending Balance - Cash - Bank	6,213	10,482	8,112	4,986	7,312	4,630	7,660	6,475	3,263	4,097	2,634	3,532	3,387	3,387
Beginning Balance - Revolver	14,250	14,250	-	-	-	-	-	-	-	-	-	-	-	14,250
Revolver Draws / (Repayment)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other	-	(14,250)	-	-	-	-	-	-	-	-	-	-	-	(14,250)
Ending Balance - Revolver	14,250	-	-	-	-	-	-	-	-	-	-	-	-	-
Beginning Balance - Accordion/DIP/Exit	-	7,500	30,000	30,000	30,000	35,000	35,000	40,000	40,000	40,000	40,000	40,000	40,000	-
Accordion/DIP/Exit Draws / (Repayment)	7,500	22,500	-	-	5,000	-	5,000	-	-	-	-	-	-	40,000
Ending Balance - Accordion/DIP/Exit	7,500	30,000	30,000	30,000	35,000	35,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000
Availability	3,751	-	-	-	-	-	-	-	19,870	19,870	19,370	19,370	19,370	19,370
Undrawn DIP/Bridge		10,000	10,000	10,000	5,000	5,000	-	-	-	-	-	-	-	-
Total Liquidity	9,964	20,482	18,112	14,986	12,312	9,630	7,660	6,475	23,133	23,967	22,004	22,902	22,757	22,757
Available Liquidity	5,964	20,482	18,112	14,986	12,312	9,630	7,660	6,475	23,133	23,967	22,004	22,902	22,757	22,757

Risk Factors

Volatility of Oil and Natural Gas Prices

As a provider of land-based contract drilling services, the Company' business depends on the level of exploration and production activity by oil and natural gas companies operating in the United States, and in particular, the regions where the Company actively market their contract drilling services. The oil and natural gas exploration and production industry is a historically cyclical industry characterized by significant changes in the levels of exploration and development activities. Oil and natural gas prices and market expectations of potential changes in those prices significantly affect the levels of those activities. Worldwide political, regulatory, economic, and military events as well as natural disasters have contributed to oil and natural gas price volatility and are likely to continue to do so in the future. Any prolonged reduction in the overall level of exploration and development activities in the United States and the regions where the Company market their contract drilling services, whether resulting from changes in oil and natural gas prices, an increase in the use of alternative forms of energy and reduction in demand for oil and natural gas, or otherwise, could materially and adversely affect the Company' business, results of operations and financial condition.

Depending on the market prices of oil and natural gas, oil and natural gas exploration and production companies may cancel or curtail their drilling programs and may lower production spending on existing wells, thereby reducing demand for the Company' services. Many factors beyond the Company' control affect oil and natural gas prices, including, but not limited to:

- the cost of exploring for, producing and delivering oil and natural gas;
- the discovery and development rate of new oil and natural gas reserves, especially shale and other unconventional natural gas resources for which the Company market their rigs;
- the rate of decline of existing and new oil and natural gas reserves;
- available pipeline and other oil and natural gas transportation capacity;
- the levels of oil and natural gas storage;
- the ability of oil and natural gas exploration and production companies to raise capital;
- economic conditions in the United States and elsewhere;
- actions by the Organization of Petroleum Exporting Countries ("**OPEC**") and other oil producing nations, such as Russia, relating to oil price and production levels, including announcements of potential changes to such levels;
- political instability in the Middle East, Russia and other major oil and natural gas producing regions;
- governmental regulations, sanctions and trade restrictions, both domestic and foreign;
- domestic and foreign tax policy;
- the availability of and constraints in pipeline, storage and other transportation capacity in the basins in which the Company operate, including, for example, takeaway constraints experienced in the Permian Basin
- weather conditions in the United States;
- the pace adopted by foreign governments for the exploration, development and production of their national reserves;
- the price of foreign imports of oil and natural gas;
- the strength or weakness of the United States dollar;
- the overall supply and demand for oil and natural gas; and
- the development of alternate energy sources and the long-term effects of worldwide energy conservation measures.

Risk Factors

Volatility of Oil and Natural Gas Prices (continued)

In addition, if oil and natural gas prices decline, companies that planned to finance exploration, development or production projects through the capital markets may be forced to curtail, reduce, postpone or delay drilling activities even further, and also may experience an inability to pay suppliers. Adverse conditions in the global economic environment could also impact the Company' vendors' and suppliers' ability to meet obligations to provide materials and services in general. If any of the foregoing were to occur, or if current depressed market conditions continue for a prolonged period of time, it could have a material adverse effect on the Company' business and financial results and their ability to timely and successfully implement their growth strategy.

Operating Hazards

The Company's operations are subject to the many hazards inherent in the drilling and well services industries, including the risks of personal injury and loss of life, blowouts, cratering, fires and explosions, loss of well control, collapse of the borehole, damaged or lost drilling equipment, and damage or loss from extreme weather and natural disasters.

Any of these hazards can result in substantial liabilities or losses from, among other things, suspension of operations, damage to, or destruction of, the Company' property and equipment and that of others, damage to producing or potentially productive oil and natural gas formations through which the Company drill, and environmental damage.

Although, the Company seeks to protect itself from some but not all operating hazards through insurance coverage, some risks are either not insurable or insurance is available only at rates that the Company consider uneconomical. Depending on competitive conditions and other factors, the Company attempts to obtain contractual protection against uninsured operating risks from their customers. However, customers who provide contractual indemnification protection may not in all cases maintain adequate insurance or otherwise have the financial resources necessary to support their indemnification obligations. The Company' insurance or indemnification arrangements may not adequately protect them against liability or loss from all the hazards of their operations. The Company does not carry loss of business insurance for a rig being out of service.

The Company maintains insurance against some, but not all, of the potential risks affecting their operations and only in coverage amounts and deductible levels that they believe to be economical. Its insurance coverage includes deductibles which must be met prior to recovery. Additionally, its insurance is subject to exclusions and limitations, and there is no assurance that such coverage will adequately protect the Company against liability from all potential consequences and damages. The occurrence of a significant event that the Company have not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations could materially and adversely affect the Company's results of operations and financial condition. Furthermore, the Company may be unable to maintain adequate insurance in the future at rates it considers reasonable. Incurring a liability for which it is not fully insured or indemnified could have a material adverse effect on the Company's financial condition and results of operations.

Substantial Leverage; Ability to Service Debt

According to the terms and conditions of the Plan, upon the Effective Date, the Company will have outstanding net indebtedness of approximately $40 million under the Exit Facilities.

The Company' ability to service its debt obligations will depend, among other things, upon its future operating performance. These factors depend partly on economic, financial, competitive, and other factors beyond the Company's control. The Company may not be able to generate sufficient cash from operations to meet its debt service obligations as well as fund necessary capital expenditures and investments in sales and marketing. In addition, if the Company needs to refinance its debt, obtain additional financing or sell assets or equity, it may not be able to do so on commercially reasonable terms, if at all.

Any default under the Exit Facilities Documents could adversely affect its growth, financial condition, results of operations, the value of its equity and ability to make payments on such debt. The Company may incur significant additional debt in the future. If current debt amounts increase, the related risks that the Company now face will intensify.

Risk Factors

Effect of Uncertainty on Employees and Contract Counterparties

Uncertainty about the effects of the Plan on employees may have an adverse effect on the Company. These uncertainties may impair the Company's ability to retain and motivate its personnel and could cause users and others that deal with the Company to defer entering into contracts with the Company or making other decisions concerning the Company or seek to change existing business relationships with the Company.

Loss of ICD Executive Officers

The Company's business depend upon the efforts, abilities and expertise of the Company' executive officers. The Company is implementing a multifaceted strategy to mitigate the risk and cost of losing such executive officers. To the extent certain executive officers cease employment with the Company and the Company is unable to mitigate the resulting loss, the Company' business could be impacted.

Adverse Impact of Prepetition and Post Petition Litigation

In the future, the Company may become party to litigation. In general, litigation can be expensive, and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Company's financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their Claims under the Plan. It is not possible to predict the potential litigation that the Company may become party to, nor the final resolution of such litigation. The impact of any such litigation on the Company's business and financial stability, however, could be material.

Inability to Obtain Capital

The contract drilling industry is capital intensive. The Company's cash flow from operations and the continued availability of credit are subject to a number of variables, including general economic conditions, conditions in the oil and natural gas market, and more specifically, rig utilization rates, operating margins and ability to control costs and obtain contracts in a competitive industry. The Company's cash flow from operations and present borrowing capacity may not be sufficient to fund their anticipated capital expenditures and working capital requirements. They may from time to time seek additional financing, either in the form of bank borrowings, sales of debt or equity securities or otherwise. To the extent the Company's capital resources and cash flow from operations are at any time insufficient to fund the Company' activities or repay its indebtedness as it becomes due, it will need to raise additional funds through public or private financing or additional borrowings. The Company may not be able to obtain any such capital resources in the amount or at the time when needed. Any new sources of debt capital would require substantially higher interest requirements, and any new sources of equity capital could be substantially dilutive to existing shareholders. Any limitations on the Company's access to capital or increase in the cost of that capital could significantly impair its operational strategies. The Company's ability to maintain its targeted credit profile could affect its cost of capital as well as its ability to execute its growth strategy. In addition, a variety of factors beyond its control could impact the availability or cost of capital, including domestic or international economic conditions, increases in key benchmark interest rates and/or credit spreads, the adoption of new or amended banking or capital market laws or regulations, the re-pricing of market risks and volatility in capital and financial markets. If the Company is at any time not able to obtain the necessary capital resources, its financial condition and results of operations could be materially adversely affected.

Risk Factors

Shortages of Equipment or Supplies

Increased or decreased demand among drilling contractors and the Company's customers for consumable supplies, including fuel, water and ancillary rig equipment, such as pumps, valves, drill pipe and engines, may lead to delays in obtaining these materials and the Company' inability to operate its rigs in an efficient manner. The Company has periodically experienced increased lead times in purchasing ancillary equipment for the Company's drilling rigs. To the extent there are significant delays in being able to purchase important components for the Company's rigs, certain of the rigs may not be available for operation or may not be able to operate as efficiently as expected, which could adversely affect the Company's results of operations and financial condition.

In addition, the Company's customers typically purchase the fuel and water for their operations, including fuel that runs the Company's drilling rigs, and thus bear the financial impact of increased prices. However, prolonged shortages in the availability of fuel or water to conduct drilling and completion activities could result in the suspension of the Company's contracts or reduce demand for the Company's contract drilling services and have a material adverse effect on the Company's financial condition and results of operations.

The Company's contract drilling operations depend upon the availability of various rig equipment, including drillers cabins, top drives, mud pumps, engines and drill pipe, as well as replacement parts, related rig equipment and fuel. Some of these have been in short supply from time to time. In addition, key rig components critical to the operation, construction or upgrade of the Company' rigs are either purchased from or fabricated by a limited number of vendors, including vendors that may compete against the Company from time to time. For many of these products and services, there are only a limited number of vendors and suppliers available.

The Company does not currently have any long-term supply contracts with any of their suppliers or subcontractors and may be at a competitive disadvantage compared to their larger competitors when purchasing from these suppliers and subcontractors. Shortages could occur in these essential components due to an interruption of supply or increased demands in the industry. If the Company is unable to procure certain of such rig components or services from its subcontractors it would be required to reduce or delay the Company's rig reactivation and other operations, which could have a material adverse effect on its business, results of operations, financial condition and growth strategy.

Uncertainty Related to Customers

The Company's customer base consists of E&P companies that drill oil and natural gas wells in the United States in the regions where the Company markets rigs. As of December 31, 2023, the Company had rigs operating or earning revenues from twelve (12) different customers, including one customer who had contracted four (4) rigs, or twenty-five percent (25%), of the Company' contracted rigs and one (1) customer who had contracted two (2) rigs, or thirteen percent (13%), of the Company' contracted rigs. It is likely that the Company will continue to derive a significant portion of the Company' revenue from a relatively small number of customers in the future. If a customer decided not to continue to use the Company's services or to terminate an existing contract, or if there is a change of management or ownership of a customer or a material adverse change in the financial condition of one of the Company's customers, and the Company is not able to timely recontract such rigs, it could have a material adverse effect on the Company's revenues, cash flows, and financial condition.

Risk Factors

Inability to Compete Effectively

The oil and natural gas industry is intensely competitive, and the Company competes with other companies that have greater resources than it. The Company competes with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than it does. Many of its larger competitors are able to offer ancillary products and services with their contract drilling services, and recently, some of the Company's larger competitors have begun integrating and offering contract drilling services in connection with directional drilling and other services that the Company does not offer. In this regard, large diversified oilfield service companies have begun to market bundled services, including contract drilling services, in the United States. If any of these combined offerings gain acceptance within the United States market, it could place the Company at a competitive disadvantage that has an adverse impact on their future results of operations and profitability.

Furthermore, the drilling industry is subject to the introduction of new drilling and completion methods and equipment using new technologies, some of which may be subject to patent protection. Changes in technology or improvements in competitors' equipment could make the Company's equipment less competitive or require significant capital investments to build and maintain a competitive advantage. Further, the Company may face competitive pressure to design, implement or acquire certain new technologies at a substantial cost. Some of the Company's competitors have greater financial, technical and personnel resources that may allow them to implement new technologies before the Company can. If the Company is unable to implement new and emerging technologies on a timely basis or at an acceptable cost, its business, results of operations, financial condition and growth strategy may be adversely effected.

Financial Projections

The Financial Projections included in these Cleansing Materials to represent the Company's management's best estimate of the Company's future financial performance based on currently known facts and assumptions about the Company's future operations as well as the U.S. and world economy in general and the industry segments in which the Company operates in particular. The Company's actual financial results may differ significantly from the Financial Projections. If the Company does not achieve their projected financial results, the value of the New Common Stock may be negatively affected and the Company may lack sufficient liquidity to continue operating as planned after the Effective Date. Moreover, the financial condition and results of operations of the Company from and after the Effective Date may not be comparable to the financial condition or results of operations reflected in the Company' historical financial statements.



INDEPENDENCE®
CONTRACT DRILLING
IADC
MEMBER

